Via  Edgar*

September 13, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011 (“Form 10-Q”)
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated July 27, 2011, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K and Form 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the Year Ended December 31, 2010
Item 1.  Business, page 1
Fixed Income, Currency and Commodities Client Execution, page 4

1.	Please address the following related to your response to our previous comment two in our letter dated May 26, 2011 and the mortgage-related activity in your Institutional Client Services segment:

•	Please revise your future filings to more clearly describe your mortgage-related activities, similar to the information provided in your response.

_________________________
*
Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

•	Describe the extent to which you hold some of these mortgages or mortgage-related securities for various periods as part of your market-making activities or other activities within this segment.

•
Describe any exposures you may have in this segment to mortgage repurchases requests, mortgage insurance rescissions, or mortgage-related litigation as a result of your transaction structuring activities within this segment.

•
You indicate that your mortgage-related activities include commercial and residential mortgage-related securities and loan products and other asset-backed and derivative instruments.  To enhance an investor’s understanding of such instruments and the related risk exposure, please disclose the nature of the underlying assets for which you facilitate transactions (e.g., subprime, non-subprime, alt-a, interest only, government guaranteed, etc.) of these securities and loan products.

Response:

We included additional disclosures on pages 124 and 125 of our June 2011 Form 10-Q to more clearly describe our mortgage-related activities, including the topics noted in the Staff’s comment above.  We will continue to include these disclosures in future filings.

2.
Furthermore, we note your disclosure on pages 46 and 55 of your Form 10-K for the year ended December 31, 2010, explaining the reason for the increase in your mortgage revenues from 2009 to 2010 which was due to losses of $1 billion recognized in 2009 relating to commercial mortgage-related products.  To enhance the transparency of your disclosure, we believe that such information should also be disclosed on page 37.  Please also expand your disclosure to discuss the type of commercial mortgage-related product (e.g., security, whole loan, etc.) in which the loss occurred.

Response:

In future filings, we will include in our Executive Overview the reasons outlined in our Results of Operations for material increases or decreases in revenues.  In addition, in our 2011 Form 10-K, we will note in our Executive Overview that the losses in 2009 related primarily to commercial mortgage loans.

Item 1A.  Risk Factors, page 18

3.
We note your responses to comments five and seven and the more detailed discussions appearing in other portions of your document.  In future filings, please revise the risk factor disclosure to provide the details that enable an investor to understand the magnitude of the risk, rather than cross referencing to other portions of your document.

Response:

In future Form 10-K filings, we will include the requested detail in the risk factor section directly rather than cross-referencing to disclosures in other portions of our filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition, page 35
Level 3 Financial Assets at Fair Value, page 42

4.
We note your response to our previous comment nine in our letter dated May 26, 2011.  In response to the second bullet point, you indicated that the commentary explaining the material changes in the fair value of level 3 financial instruments is provided where components of the roll forward are material.  We note that loans and securities backed by commercial real estate decreased by 40% and 50% in fiscal years 2010 and 2009, respectively.  Based upon the rollforwards disclosed on pages 123-124 it appears that the decline primarily resulted from net purchases, issuances and settlements.  Please direct us to where in your filing we can find discussions regarding the reason to the material decrease in loans and securities backed by commercial real estate.  Otherwise, please provide such disclosure in future filings.

Response:

We disclosed in the second paragraph on page 42 of our Form 10-K the reason for the material decrease in level 3 loans and securities backed by commercial real estate.  We also provided similar commentary regarding the material changes in level 3 financial assets on page 14 of our June 2011 Form 10-Q, below our summary of level 3 financial assets.  We will continue to include similar disclosures in future filings.

Results of Operations, page 44
Net Revenues, page 46

5.
We note your response to our previous comment 10 in our letter dated May 26, 2011.  While we do not object to your proposed disclosure within your segment discussions beginning on page 52, it is still unclear whether you plan to expand your disclosure on page 46 to provide a more detailed discussion and analysis of your results of operations, including known material trends, events, and uncertainties, by type of revenue (e.g., by line item included in the consolidated statements of earnings).  Such a discussion would provide an investor a clearer understanding of how the firm generates revenues.  Otherwise, tell us how you determined these results did not need to be described in sufficient detail for the reader to understand your results of operations.

Response:

On pages 117-119 of our June 2011 Form 10-Q, we provided a discussion and analysis of our results of operations, including known material trends, events, and uncertainties, by line item included in the consolidated statements of earnings.  We will continue to include similar disclosures in future filings.

Investment Banking, page 53

6.
We note your response to our previous comment 11 in our letter dated May 26, 2011.  Please more clearly disclose in future filings how management uses investment banking transaction backlogs when evaluating and assessing the future operations of the company.  Discuss both the usefulness and limitations of using backlog as a predictor of future revenue.  Identify how long it typically takes an investment banking transaction to progress from initially showing up on the backlog transaction list until the transaction is completed and revenue is earned.

Response:

In the first paragraph on page 124 of our June 2011 Form 10-Q, we expanded our backlog disclosure, addressing the topics noted in the Staff’s comment above. We will continue to include similar disclosures in future filings.

Institutional Client Services, page 54

7.
We note your response to our previous comment 12 in our letter dated May 26, 2011.  We note that you propose to expand your disclosure to provide a more robust discussion and analysis of net revenues within Fixed Income, Currency and Commodities Client Execution.  You indicate that the decrease in such revenues compared with 2009 primarily reflected significantly lower results in interest rate products, credit products, commodities and, to a lesser extent, currencies.  Results in each of the products in Fixed Income, Currency and Commodities Client Execution for 2010 were negatively impacted by a general decrease in client activity levels from very strong levels seen in 2009.  In your disclosure, please quantify the impact on your operating results of these product types within Fixed Income, Currency and Commodities Client Execution when discussing the various trends.  Please provide us with your proposed disclosure.

Response:

In accordance with the requirements of Item 303 of Regulation S-K and consistent with industry practice, we describe changes in the significant components of our net revenues in sufficient textual detail to enable an investor to understand the key factors driving our results.  Across all of the product lines within Fixed Income, Currency and Commodities Client Execution, we facilitate client transactions and make markets.  Accordingly, client activity levels are the key factor in driving the results in each of the product lines (as opposed to our Investing & Lending segment, which is primarily impacted by asset prices).  In describing our results, we therefore generally explain the impact client activity levels have had on our Fixed Income, Currency and Commodities Client Execution product lines in the aggregate.  In those instances where specific events or economic changes have materially impacted net revenues earned from a specific product line, we provide supplemental quantitative disclosures.  For example, on page 55 of our 2010 Form 10-K we explained that higher net revenues in mortgages were driven by approximately $1 billion of losses on commercial mortgage-related products in 2009.  We will continue to provide such quantitative data in future filings as necessary in order to explain significant economic changes or transactions affecting our net revenues.

We also note that we quantify the firm’s “Market making” and “Other principal transactions” revenues by major product type on page 13 of our June 2011 Form 10-Q in accordance with FASB Accounting Standards Codification (ASC) 815.  This disclosure includes non-interest product revenues within Fixed Income, Currency and Commodities Client Execution, Equities Client Execution and Investing & Lending.

Investing & Lending, page 56

8.
We note your response to our previous comment 13 in our letter dated May 26, 2011.  We note that net revenues of the Investing & Lending segment was driven primarily by a net gain of $2.69 billion from other equity securities and net gains and net interest of $2.60 billion from debt securities and loans.  Please also expand your disclosure to discuss the type of equity and debt securities that primarily resulted in these gains.

4

Response:

On page 127 of our June 2011 Form 10-Q, we expanded our disclosure of Investing & Lending revenues to discuss the type of equity and debt securities that primarily resulted in gains.  If material, we will include similar disclosure in future filings.

Market Risk Management, page 84
Year-End VaR and High and Low VaR, page 86

9.
We note your response to our previous comment 16 in our letter dated May 26, 2011.  Please revise your future filings to more clearly disclose the reasons you experienced fewer VaR exceptions that would be statistically expected during the periods ended 2010 and 2009.  Specifically address the extent to which your VaR model may reflect a positive bias in your daily results of operations that makes losses, and therefore exceptions, less likely. If such a bias does exist, discuss the limitations on your VaR results that may be produced.

Response:

We included these disclosures in the last paragraph on page 157 of our June 2011 Form 10-Q.  We will continue to include similar disclosures in future filings.

Note 7 – Derivatives and Hedging Activities, page 126
Credit Options, page 136

10.
We note your response to our previous comment 18 in our letter dated May 26, 2011.  You have disclosed that purchased credit derivatives had a total gross notional amount of $2.19 trillion as of December 31, 2010.  Please refer to the tabular presentation on page 136.  It appears that this amount represents the sum of “Offsetting Purchased Credit Derivatives” of $1.88 trillion and “Other Purchased Credit Derivatives” of $0.31 trillion.  According to footnote 2 of this presentation, “Other Purchased Credit Derivatives” is comprised of purchased protection in excess of the amount of written protection on identical underlying.  Based upon your disclosure, it appears that the amount of $2.19 trillion is being offset by the written protection comprised within “Other Purchased Credit Derivatives.”  As previously requested, please disclose separately the related total amount of purchased protection versus written protection that is comprised within “Other Purchased Credit Derivatives.”

Response:

“Other Purchased Credit Derivatives” does not include written protection.  We have revised footnote 2 to the table on page 43 of our June 2011 Form 10-Q to clarify this point.

Note 10 – Securitization Activities, page 145

11.
We note your response to our previous comment 21 in our letter dated May 26, 2011.  You propose to include a footnote to your tabular presentation on page 146 to state “The retained interests in the table above were primarily related to U.S. government agency-issued collateralized mortgage obligations, which were predominantly issued in 2010.”  Expand your disclosure to quantify the amount that is attributed to your U.S. government agency-issued collateralized mortgage obligations.  Further, quantify or narratively describe the type of securities that make up the remaining balance.  Provide similar disclosure for retained interest for the period ended 2009 as well as for the outstanding principal balance for periods ended 2010 and 2009.

Response:

We included these disclosures, as of June 2011 and December 2010, on page 54 of our June 2011 Form 10-Q.  We will continue to include similar disclosures in future filings.  [Redacted]

Definitive Proxy Statement on Schedule 14A
Item 11.  Executive Compensation, page 21

12.
We note your response to comment 24.  Despite the fact that the payments to your NEOs were not formulaic in nature, we continue to believe that more detailed disclosure is required.  Please tell us and revise your future filings to disclose how your compensation committee used your financial performance to determine the amount and form of the compensation awards.  Additionally, please provide more detail regarding the aspects of each of your NEOs individual performance that had a material impact on each NEO’s compensation award.  Disclosing that the compensation was “based on the individual and collective performance and teamwork” is insufficient.

Response:

In future filings we will disclose how our Compensation Committee uses our financial performance to determine the amount and form of our compensation awards.  In addition, in future filings we will provide detail of any aspects of each of our NEO’s individual performance that have a material impact on such NEO’s compensation award.

In determining the amount of variable compensation for 2010, our Compensation Committee took into account our firm’s strong performance over a three-year period, in particular our performance over the period as compared to our core competitors.  Key metrics reviewed by the Committee were return on average common shareholders’ equity, diluted earnings per share, net earnings, net revenues, compensation and benefits expense, ratio of compensation and benefits to net revenues, and non-compensation expense. No specific goals for these metrics were used, nor were any specific weights ascribed to them, in making NEO variable compensation determinations.  The Committee determined to increase the variable compensation of our NEOs over the amounts paid in 2009 because of our strong performance on an absolute level and in comparison to our core competitors over the past several years and based on the compensation levels and practices with respect to the named executive officers at other financial services firms over the same period.  In determining the overall amount of NEO variable compensation, the Committee also took into account, among other things, our chief risk officer’s annual risk report and the performance of our NEOs.

The key elements taken into account in determining the form of variable compensation were our compensation philosophy, including not encouraging imprudent risk-taking, our chief risk officer’s annual risk report and regulatory guidance.  The Committee was also provided with information on compensation plan design and compensation levels for named executive officers at certain other financial services firms.

With respect to each NEO’s individual performance in 2010, our Compensation Committee met in executive session to discuss performance, including the results of the “360 degree” feedback process, for each NEO.  The Committee determined to pay each NEO the same amount because of their outstanding leadership as a team over the last three years, particularly in light of the economic challenges and broader regulatory changes affecting the industry.  There were no individual goals that were used by the Committee in making NEO compensation determinations.  This approach is consistent with our compensation philosophy, which is designed to encourage a sense of teamwork.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 96

Regulatory Reform, page 111

13.
Please address the following related to your response to our previous comment 29 in our letter dated May 26, 2011 regarding the impact of the Volcker Rule on your proprietary trading activities and sponsorship of or investment in private equity and hedge funds:

•
It was unclear from your response how much of this information you plan to disclose.  Please revise your future filings to disclose the current status of your evaluation of the impact of the Volcker Rule based on the information available at that time.  Similar to your response, such disclosure would address both the limitations of information available, the basis for your interpretations of the applicable guidance available, and the steps you have taken and plan to take combined with a quantified assessment of materiality.  Please provide us with your proposed disclosure.

Response:

We disclosed the current status of our evaluation of the Volcker Rule’s prohibition on proprietary trading on page 129 of our June 2011 Form 10-Q.  [Redacted] The full impact of the Dodd-Frank limitation related to hedge funds and private equity funds will depend upon the detailed scope of the prohibitions, permitted activities, exceptions and exclusions, and will not be known with certainty until the rules are finalized. We propose to include the following disclosure in our September 2011 Form 10-Q:

The firm earns management fees and incentive fees for investment management services from private equity and hedge funds, which are included in our Investment Management segment.  The firm also makes investments in funds and the gains and losses from such investments are included in our Investing & Lending segment; these gains and losses will be impacted by the Dodd-Frank Act.  The Dodd-Frank limitation on investments in hedge funds and private equity funds requires the firm to reduce its investment in each private equity and hedge fund to 3% or less of net asset value, and to reduce the firm’s aggregate investment in all such funds to 3% or less of the firm’s Tier 1 capital.  Over the period from 1999 through 2010, the firm’s aggregate net revenues from its investments in hedge funds and private equity funds were not material to the firm’s aggregate total net revenues over the same period.  We continue to manage our existing private equity funds taking into account the transition periods under the Volcker Rule.  With respect to our hedge funds, we currently plan to comply with the Volcker Rule by redeeming certain of our interests in the funds.  We currently plan to redeem up to approximately 10% of certain hedge funds’ total redeemable units per quarter over ten consecutive quarters, beginning March 2012 and ending June 2014.  In addition, we have limited the firm’s initial investment to 3% for certain new funds.  The full impact of the Dodd-Frank limitation related to hedge funds and private equity funds will depend upon the detailed scope of the prohibitions, permitted activities, exceptions and exclusions, and the full impact on the firm will not be known with certainty until the rules are finalized.

•
In your response you indicate that the firm has wound down activities that seemed most likely to be covered by the rulemaking (i.e., your principal strategies and macro trading strategy activities).  You also state that because the regulators have not yet defined the term “proprietary trading” you are currently unable to determine which other trading desks or business units may be affected.  Please revise your future filings to provide an explanation of how you determined which activities will most likely be prohibited under the guidance.  Revise to quantify or if not possible provide any available information regarding the likelihood that trading desks and business units that are material but not yet wound down will be prohibited under the final guidance.

Response:

We revised our disclosures on page 129 of our June 2011 Form 10-Q to explain how we determined which activities will most likely be prohibited under the guidance, and our current expectations for the remainder of our Institutional Client Services activities.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer)
(The Goldman Sachs Group, Inc.)